SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 29, 2002

Hurricane Hydrocarbons Ltd.
(Translation of registrant’s name into English)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Exhibit Index
Press Release Dated November 29, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Hurricane Hydrocarbons Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 29, 2002 Hurricane Hydrocarbons Ltd.

By:	/s/ Ihor P. Wasylkiw

Ihor P. Wasylkiw Vice President Investor Relations

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Press Release entitled “Hurricane Hydrocarbons Ltd. — Central Asian Proposes to Reduce Ownership in Hurricane Through a Public Offering”	Exhibit 99